pp

05037174

S. COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 25 2005
WASH., D.C. 202

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-53300

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NORTHWINDS MARKETING GROUP LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 North First Street, Suite 325
(No. and Street)

(City)	(State)	(Zip Code)
Minneapolis	**MN**	**55401**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah L. Barnett **(612) 486-4106**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

(Address)	(City)	(State)	(Zip Code)
220 South Sixth Street, Suite 1400	**Minneapolis**	**MN**	**55402**

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Deborah L. Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Northwinds Marketing Group LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Not Applicable

JESSICA L. BOLL
NOTARY PUBLIC- MINNESOTA
MY COMMISSION EXPIRES 1-31-2006

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Northwinds Marketing Group LLC
December 31, 2004
With Report of Independent Registered Public Accounting Firm

0502-0616083

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2004

Contents

0502-0616083

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members and Board of Directors
Northwinds Marketing Group LLC

We have audited the accompanying statement of financial condition of Northwinds Marketing Group LLC (the LLC) as of December 31, 2004. This statement of financial condition is the responsibility of the LLC's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Northwinds Marketing Group LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 8, 2005

Northwinds Marketing Group LLC

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$2,135,538
Accounts receivable	36,047
Prepaid expenses	47,021
Furniture and equipment, at cost (net of accumulated depreciation of $194,121)	92,888
Leasehold improvements, at cost (net of accumulated amortization of $368,157)	64,380
Total assets	$2,375,874
Liabilities and members' capital	
Accounts payable and accrued expenses	$ 148,250
Total liabilities	148,250
Members' capital	2,227,624
Total liabilities and members' capital	$2,375,874

See accompanying notes.

Northwinds Marketing Group LLC

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Northwinds Marketing Group LLC (the LLC) is organized under the laws of the state of Delaware as a limited liability company to provide product sales and client service functions to investment management firms and their clients in the institutional defined benefit and alternative investment marketplace. The LLC is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) as an introducing broker-dealer firm. The LLC is engaged in private placements of direct participation programs and limited partnership interests to institutional retirement plans and operates under the requirements of the Securities Exchange Act of 1934. The LLC will continue indefinitely, unless terminated as provided for in the membership agreement (the Agreement).

The majority member of the LLC is American Express Asset Management Group, Inc. (AEAMG), which owns 50.1%. The minority member, at 49.9% ownership, is The Cube Marketing Group LLC. The senior management team is comprised of three LLC employees who are responsible for the day-to-day operation and management of the LLC.

2. Significant Accounting Policies

Furniture and equipment and leasehold improvements are carried at cost, net of accumulated depreciation or amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of the associated assets from three to seven years. Amortization of leasehold improvements is provided on a straight-line basis over the estimated useful lives of the leasehold improvements or the remaining lease term, whichever is lesser, which amounts to three to five years.

No federal, state, or local income taxes have been provided on the profits of the LLC since members are individually liable for the taxes on their share of the LLC's income or loss.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. Transactions With Customers

The LLC operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). The LLC does not hold customer funds or safekeep customer securities. The LLC contracts with investment managers to market and service their investment management products. For this service, the LLC earns sales and servicing fees, which it accrues according to individual service agreements.

4. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital requirements (SEC Rule 15c3-1), which requires maintenance of minimum net capital of $5,000, as defined, and requires the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2004, the LLC had net capital of $1,987,288, which was $1,977,405 in excess of $9,883 required to be maintained at that date. The LLC's ratio of aggregate indebtedness to net capital was .07 to 1.

5. Commitments

The LLC leases office space and various types of equipment under noncancelable leases generally varying from three to five years, with certain renewal options for like terms.

At December 31, 2004, the LLC's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows (in thousands):

2005	$55,860
2006	43,542
	$99,402

6. Employee Benefits

The LLC maintains a qualified profit sharing plan (the Plan), which covers all of its full-time employees who have met time-in-service requirements. The Plan includes a mandatory minimum contribution by the LLC subject to IRS compensation and contribution limits. In addition, the LLC may contribute additional amounts to the Plan at its discretion, based on its profits for the year.

7. Related-Party Transactions

The LLC contracts with certain investment managers to sell and service their investment management products to institutional retirement plans. The LLC's largest relationship is with AEAMG, which is the majority member of the LLC. There were no accounts receivable from AEAMG, and the LLC has a payable to AEAMG for $50,000, which is included in accounts payable and accrued expenses at December 31, 2004.

In May 2004, a senior marketing professional and member of The Cube Marketing Group LLC (the minority member of the LLC), left the firm with a severance package payable over two years. The payments, scheduled monthly through May 2006, are contingent upon AEAMG retaining the management of a specific pool of investments. Should any portion of the investment pool be withdrawn from AEAMG's management, the LLC's obligation to make further payments under the severance agreement will immediately cease. In addition, this senior marketing professional would be required to pay back 50% of amounts previously paid to him by the LLC under the severance agreement. Amounts scheduled to be paid under the agreement for 2005 and 2006 are $300,000 and $895,000, respectively.

8. State of Ohio Settlement

The state of Ohio conducted an investigation in 2004 to determine if Ohio public agencies or public officials and employees received items of value or had expenses paid on their behalf by private entities that were deemed excessive. The LLC and AEAMG were parties to the investigation. In order to settle a dispute regarding whether such amounts were deemed excessive, in exchange for release from liability, a settlement payment was made in December 2004.